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                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.




                                                                November 5, 2001



Dear Shareholder:

      Bogen Communications International, Inc. is offering to purchase up to 1,500,000 shares of its common stock from its existing shareholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by Bogen will not be greater than $3.00 nor less than $2.50 per share. Bogen is conducting the tender offer through a procedure commonly referred to as a "modified Dutch auction." This procedure allows you to select the price within the $2.50 to $3.00 price range at which you are willing to sell your shares to Bogen. The actual purchase price will be determined by Bogen in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by Bogen, which could result in your receipt of a price per share as low as $2.50. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares, subject to proration if more than 1,500,000 shares are tendered at or below the price determined by Bogen.

      The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

      The board of directors of Bogen has approved the tender offer. However, none of Bogen, Bogen's board of directors and the information agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of Bogen's shares and Bogen's prospects as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

      THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 4, 2001, UNLESS EXTENDED BY BOGEN.

      If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or (800) 322-2885.



                                              Sincerely,




                                              /s/ Jonathan Guss
                                              --------------------------
                                              Jonathan Guss
                                              Chief Executive Officer